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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                        AIRNET COMMUNICATIONS CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   00941P 10 6
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                                 (CUSIP Number)

                                 Not Applicable
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)
         [X]    Rule 13d-1(c)
         [ ]    Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 pages


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CUSIP NO. 00941P 10 6                   13G            PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          W. Andrew Grubbs
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES                      13,134
 BENEFICIALLY          --------------------------------------------------------
  OWNED BY             (6)     SHARED VOTING POWER
    EACH
  REPORTING                    45,504
 PERSON WITH           --------------------------------------------------------
                       (7)     SOLE DISPOSITIVE POWER

                               13,134
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                               45,504
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          58,638
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 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [ ]

          0.24%
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 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------
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CUSIP No. 00941P 10 6               13G                        Page 3 of 5 Pages


Item 1.
         (a)      Name of Issuer: AirNet Communications Corporation


         (b)      Address of Issuer's Principal Executive Offices:

                  100 Rialto Place
                  Suite 300
                  Melbourne, Florida  32901

Item 2.
         (a)      Name of Person Filing:  W. Andrew Grubbs.

         (b)      Address of Principal Business Office:

                  c/o VFAM-I, L.L.C., 1901 South Harbor City Boulevard, Suite 501, Melbourne, Florida 32901.

         (c)      Citizenship:  United States.

         (d) Title of Class of Securities: Common Stock, par value $.001 per share.

         (e)      CUSIP Number:   00941P 10 6

Item 3.  Not Applicable.

Item 4.  Ownership.

         (a) As of February 9, 2001, Mr. Grubbs is the beneficial owner of 58,638 shares of Common Stock.

         (b) As of February 9, 2001, the 58,638 shares of Common Stock beneficially owned by Mr. Grubbs constitute 0.24% of the issued and outstanding shares of Common Stock (based on 23,731,011 shares of Common Stock, including 23,727,331 shares of Common Stock issued and outstanding as reported in Issuer's Form 10-Q filed on November 11, 2000 and 3,680 shares of Common Stock issuable upon exercise of warrants held by Mr. Grubbs).

         (c)      (i)      Mr. Grubbs has the sole power to vote or to direct
                           the vote of 13,134 shares of Common Stock.

                  (ii) Mr. Grubbs has shared power to vote or direct the vote of 45,504 shares of Common Stock.

                  (iii) Mr. Grubbs has the sole power to dispose or to direct the disposition of 13,134 shares of Common Stock.

                  (iv) Mr. Grubbs has shared power to dispose or to direct the disposition of 45,504 shares of Common Stock.


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CUSIP No. 00941P 10 6               13G                        Page 4 of 5 Pages


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [x]

         Mr. Grubbs previously filed a Schedule 13G jointly with J. Douglass Mullins, HVFM-I, L.P. and VFAM-I, L.L.C. HVFM-I, L.P. and VFAM-I, L.L.C. have been dissolved and no longer hold any shares of Common Stock. Mr. Mullins has separately filed a Schedule 13G amendment reflecting his ownership of the Common Stock.

Item 6.  Ownership of more than Five Percent on Behalf of Another

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 00941P 10 6               13G                        Page 5 of 5 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:       February 14, 2001


                                       /s/ W. Andrew Grubbs
                                      ----------------------------------
                                      W. ANDREW GRUBBS